ARKEMA

February, 12nd, 2009

**Securities and Exchange Commission**
**Office of International Corporate Finance**
100 F Street, N.E., Mail Stop 3628
Washington DC 20549
USA

[redacted]

09045313

**Rule 12g3-2(b) Exemption**
**File No. 082-34965**

PROCESSED
MAR 2 2009
THOMSON REUTERS

SUPPL

Dear Sir or Madam,

Enclosed is information ARKEMA :

- made or is required to make public under French law;
- filed or is required to file with and which is made public by Euronext Paris; or
- distributed or is required to distribute to its shareholders.

This information is being furnished under Paragraph (b)(1)(i) of Rule 12g3-2 of the Securities Exchange Act of 1934, as amended ***(the Exchange Act)***, with the understanding that such information and documents will not be deemed "filed" with the U.S. Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter or the furnishing of such documents and information shall constitute an admission for any purpose that ARKEMA is subject to the Exchange Act.

Yours sincerely,

Vice President Investor Relations

Frédéric GAUVARD

ARKEMA
4-8, cours Michelet
92091 Paris La Défense
Tél. : +33 (01 49 00 80 80 Fax : +33 (01 49 00 83 96

Siège social : ARKEMA - 4-8, cours Michelet - 92800 Puteaux (France)
Société anonyme au capital de 520 868 634 euros
445 074 685 RCS Nanterre - TVA Fr 32 319 632 790

www.arkemagroup.com

## Enclosed documents

- Press Releases :
  1. An Investorsight / IFA study highlights Arkema's best practices in terms of Corporate Governance.

ARKEMA
The world is our inspiration

| Press release |
| --- |
| Communiqué de presse |

Colombes, February 12th 2009

# An Investorsight / IFA study highlights Arkema's best practices in terms of Corporate Governance

**As a guest at a meeting of *Institut Français des Administrateurs* (IFA), Thierry Le Hénaff, Chairman and CEO of Arkema, spoke about the « role and responsibility of Boards of Directors in preparing the 2009 Annual General Meetings ».**

The initial results of the study conducted by Investorsight on behalf of IFA highlighted Arkema's best practices with regard to the complementary expertise of the Group's Directors.

*« The composition of the Board is designed to ensure that Arkema benefits from the diverse and complementary expertise and experience of its members, in keeping with the corporate governance principles for listed companies set out by AFEP/MEDEF with complete independence and transparency »* stated Thierry Le Hénaff in his address.

*« The complementary competences, diversity and independence of its members mean that our Board can have a pragmatic and effective approach to its role for the greater benefit of our Group ».*

The independence of the Board of Directors, the preparation of Annual General Meeting throughout the year, and the contribution of the Special Committees were among Arkema's best practices identified by the initial results of this survey.

As part of this ongoing approach, the Board of Directors meeting on November 12th 2008 decided that the AFEP/MEDEF code would form the basis on which the Company would prepare the report provided for under Article L.225-37 of the French Commercial Code from the current year onwards.

*A global chemical company and France's leading chemicals producer, Arkema consists of three strategically related businesses: Vinyl Products, Industrial Chemicals, and Performance Products. Arkema reports sales of 5.7 billion euros. Arkema has 15,200 employees in over 40 countries and six research centers located in France, the United States and Japan. With internationally recognized brands, Arkema holds leadership positions in its principal markets.*

**Investor Relations:**
Frédéric Gauvard Tel. : +33 1 49 00 82 53 E-mail : frederic.gauvard@arkema.com
Sophie Fouillat Tel. : +33 1 49 00 86 37 E-mail : sophie.fouillat@arkema.com

**Press relations:**
Sybille Chaix Tel. : +33 1 49 00 70 30 E-mail : sybille.chaix@arkema.com

END